LIFOGRAPH INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

| | 2019 | 2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| **NET INCOME (LOSS)** | $ (124,863) | $ (11,339) |
| **ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH:** | | |
| (Incr.) Decr. In Accounts Receivable | - | $ 1,350 |
| Incr. (Decr.) in Accounts Payable | - | $ (9,945) |
| Incr. (Decr.) in Credit Card Payables | $ (9,626) | $ (3,411) |
| Incr. (Decr.) in Interest Payables | | $ 700 |
| Incr. (Decr.) in State Tax Payable | $ 800 | $ 800 |
| **TOTAL ADJUSTMENTS** | $ (8,826) | $ (10,506) |
| **NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES** | $ (133,689) | $ (21,845) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | - | - |
| **NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES** | - | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Loan Payable | $ 25,000 | $ 23,000 |
| Repayment of Loan Payable | $ (2,000) | $ (10,000) |
| Capital Contribution - Common Stock | - | - |
| Additional Paid In Capital (SAFEs) | $ 190,973 | - |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | $ 213,973 | $ 13,000 |
| **NET INCREASE (DECREASE) IN CASH** | $ 80,284 | $ (8,845) |
| **CASH - BEGINNING** | $ 4,674 | $ 13,518 |
| **CASH - ENDING** | $ 84,956 | $ 4,674 |